Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ____May__________ 2004
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									    X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									    X
		Yes		_____			No		_____




	         This Form 6-K consists of the following:
______________________________________________________________________________

News Release

May 5, 2004


                      TELUS Corporation
                   NOTICE OF CASH DIVIDEND


NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of fifteen cents ($0.15) Canadian per share on the issued and outstanding Common shares and fifteen cents ($0.15) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on July 1, 2004 to holders of record at the close of business on June 10, 2004.





By order of the Board

James W. Peters
Executive Vice-President
Corporate Affairs and Chief General Counsel




Vancouver, British Columbia
May 4, 2004



Contact:	Investor Relations, (780) 493-7345, ir@telus.com

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 5, 2004
						TELUS Corporation


					 	   /s/ James W. Peters
						_____________________________
						Name:  James W. Peters
						Title:  Corporate Secretary